June 30, 2011

Via EDGAR

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:
LMI Aerospace, Inc.
Form 10-K for the year ended December 31, 2010 filed March 11, 2011
Form 10-Q for the quarter ended March 31, 2011 filed May 6, 2011
Amended Form 10-K filed May 2, 2011
Definitive Proxy Statement filed May 20, 2011
File No. 000-24293

On behalf of LMI Aerospace, Inc. (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 17, 2011 relating to the Company’s Form 10-K for fiscal year ended December 31, 2010 filed March 11, 2011, Form 10-Q for the quarter ended March 31, 2011 filed May 6, 2011, Amended Form 10-K filed May 2, 2011, and Definitive Proxy Statement filed May 20, 2011.

Form 10-K filed March 11, 2011

Risk Factors, Page 17

1.
We note from the statement on Page 17, that “there may also be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material.”  All material risks should be discussed in this section.  If risks are not deemed material then they should not be mentioned.  Please confirm that you will remove this language in future filings.

Response:
In future filings, we will remove this language.

Management’s Discussion and Analysis

Results of Operations, Page 32

2.
Since the Company’s gross profits are impacted by both sales and cost of sales, please revise MD&A in future filings to include a discussion of changes in costs of sales during all of the periods presented in the Company’s financial statements for each of the Company’s segments.  As part of that revised discussion, please discuss the various costs comprising the cost of sales for each segment and discuss factors responsible for changes in the various components of each segments cost of sales.

Response:
In future filings, we will expand our MD&A to include the discussion of changes in costs of sale and its components and changes in those components by segment as noted above.

Year ended December 31, 2009 compared to year ended December 31, 2008 Aerostructures Segment, page 35

3.
We note from the discussion included on page 36 that the gross profit of your Aerostructures segment was negatively impacted by inventory valuation and obsolescence adjustments and increased insurance reserves in 2009.  Please tell us and revise your discussion in MD&A in future filings to separately quantify the impact of these items on this segments gross profit for 2009.  Your response and your revised disclosures should also explain the nature and timing of the facts or circumstances that resulted in the inventory valuation and obsolescence adjustments and increased insurance reserves during 2009.

Response:
Substantially all the $5.4 million in decline in gross margin was caused by inventory production levels that were decreased in an effort to reduce inventory levels.  This decrease in production caused fixed costs to be allocated to smaller amounts of production, which based on management's judgment fell within the range of normal production, thus increasing unit cost and decreasing gross margin, as the sales prices were not increased to offset the additional cost.  The only other contributors of any significance to the change in gross margin were a $0.6 million increase in inventory obsolescence adjustments and a $0.1 million increase in worker’s compensation insurance reserves.  The increase in inventory obsolescence adjustments was due to ongoing discussions with customers and the impact of the global economic environment in 2009 which impacted the realizability of certain inventory.  The increase in worker’s compensation reserves was due to higher claims activity in 2009 compared to 2008.  We will include similar disclosures in future filings.

Notes to the Financial Statements

General

4.
Please revise future filings to include the disclosures set forth by ASC 820-10-50 for all assets and liabilities that are measured at fair value on both a recurring or non-recurring basis.  Your disclosures should be in a tabular format as indicated by ASC 820-10-50-8 and should include assets and liabilities such as impaired goodwill or impaired intangible assets, and contingent consideration liabilities.

Response:
In future filings, we will include the requested disclosures set forth by ASC 820-10-50 in a tabular format.

Note 1.  Accounting Policies

– Pre-Production Costs, page 50

5.
We note your disclosure that except for costs incurred under certain long-term contracts as discussed in “Revenue Recognition” above, all design and development costs are expensed as incurred unless there is a contractual agreement that provides for reimbursement of design and development costs.  Please tell us and, disclose in future filings, the nature of any pre-contract costs incurred under long-term contracts that are capitalized as contract costs.  As part of your response, please explain to us how your accounting policy for pre-contract costs is in accordance with ASC 605-35-25-41.

Response:
As described in our "Revenue Recognition" in footnote 1 disclosure, we account for certain long-term contracts utilizing the contract accounting method in accordance with ASC 605-35.  Under this guidance we capitalize costs associated with our performance under these executed contracts, which generally include design and development costs.  In certain circumstances, we capitalize costs incurred prior to the execution of the contract with the customer.  These circumstances are limited to instances in which we have substantially negotiated the terms and conditions of the anticipated contract with our customers and concluded that their recoverability from the anticipated contract is probable.  As these costs are directly associated with a specific anticipated contract and they are concluded to be recoverable under that anticipated contract, we have capitalized these amounts under ASC 605-35-25-41.  As of December 31, 2010, we have finalized the execution of all contracts for which costs were previously deferred in anticipation of that contract.

As described in our "Pre-Production Costs" disclosure in footnote 1, we may incur design and development costs prior to the production phase of contracts that are outside the contract accounting method guidance described in ASC 605-35.  These pre-production costs are generally related to costs we incur to design and build tooling that is owned by the customer and design and engineering services.  We receive the non-cancellable right to use these tools to build the parts as specified in a contractual agreement and therefore have capitalized these costs in accordance with ASC 340-10-25-2.  In certain instances, we enter into agreements with our customers that provide us a contractual guarantee for reimbursement of design and engineering services incurred prior to the production phase of a contract.  Due to the contractual guarantee, we capitalize the costs of these services in accordance with ASC 340-10-25-3.  The pre-production costs are amortized to cost of sales over the life of the contractual agreement.  We will include disclosure of the nature of these pre-production and pre-contract costs in future filings.

Note 11.  Defined Contribution Plans, page 58

6.
We note your disclosure that the Company’s matching contributions to the LMI Plan in 2010 and 2009 were made in shares of the Company’s common stock.  Please explain to us, and revise your notes in future filings, to explain how you calculated or determined the value of the common stock for purposes of recording the expense related to the contribution.  If the value was based on fair value of the common stock, please explain to us how “fair value” was calculated or determined.

Response:
The expense represents the employer’s match of 401(K) contributions consistent with the matching percentage determined and approved by the Board of Directors, which can be settled in cash or shares of LMI common stock.  For the years ended December 31, 2010 and 2009, the Board elected to make a matching contribution of $0.50 for each $1.00 contributed by each participant up to a maximum employer matching contribution of $1,000.  The number of shares issued to the Plan is based on the calculated contribution divided by the market price of the shares on the settlement date.  The amount of the expense is calculated based on the formula described above and is not impacted by the value of the common stock.  We will include a similar description in future filings.

Note 16.  Quarterly Financial Data (Unaudited), page 64

7.
Please revise Note 16 in future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as impairment of goodwill in the fourth quarter of 2009.  Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response:
In future filings, we will add the discussion of these events when they impact our quarterly results of operations.

Form 10-Q for the quarter ended March 31, 2011 filed May 6, 2011

Note 4.  Contingent Consideration, page 7

8.
We note your disclosure that neither the sales targets nor the sale of certain portions of Intec’s business occurred by March 31, 2011 and as such, the $1,235 of contingent consideration was deemed not to be owed, and a benefit was recorded in SG&A on the statement of operations.  In light of the fact that none of the targets were met to require the payment of this contingent consideration, please tell us why you believe that this liability was appropriately presented at a fair value of $1,235 at December 31, 2010.  Include in your response, the expectations of management regarding the payment of this contingent consideration at December 31, 2010.

Response:
The contingent consideration was payable if (a) certain sales targets were met or (b) the sale of a portion of Intec’s business occurred.  With respect to the sales targets, as of the filing date of the 2010 Form 10-K, we had determined that they would not be met.  We therefore evaluated the target associated with the sale of a portion of Intec’s business, for which we were engaged in active negotiations with a third party purchaser.  Based on the status of these negotiations, management considered the probability of various outcomes and determined as of the filing date of the 2010 Form 10-K, that the most likely scenario was that the transaction would be completed prior to the March 31, 2011 deadline and that the consideration would be paid.  Therefore, we recorded the liability at a fair value of $1.235 million out of a potential maximum payout of $1.500 million based upon a probability weighted assessment.  When the sale did not consummate as of the March 31, 2011 deadline, we recorded a benefit in SG&A on the statement of operations during the three month period ended March 31, 2011.

Amended Form 10-K filed May 2, 2011

Certain Relationships and Related Transactions, and Director Independence, page 25

9.
We note the disclosure regarding Sanford S. Neuman on page 26.  Please confirm that in future filings you will disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person’s interest in the transaction, or please advise.

Response:
Gallop, Johnson & Neuman, L.C. (the “Firm”) has provided and continues to provide legal services to the Company.  Mr. Neuman is the Chairman of the Firm and a member with less than a 10% ownership interest in the Firm.  The fees paid by the Company to the Firm exceeded $120,000, but were less than 5% of the Firm’s total revenue, in 2010.

With respect to Item 13 of the Form 10-K, Item 404(a) of Regulation S-K requires the disclosure of transactions in excess of $120,000 in which any related person has a direct or indirect material interest.  Mr. Neuman is a director of the Company and is, therefore, pursuant to Instruction 1(a)(i), a “related person.”  However, pursuant to Instruction 6(a), Mr. Neuman’s interest in the transactions between the Company and the Firm arises only by virtue of his position as the Chairman of the Firm and a member with an ownership interest in the Firm of less than 10%.  We, therefore, interpreted Item 404(a) of Regulation S-K to mean that disclosure of Mr. Neuman’s interest in the transactions between the Company and the Firm was not required because Mr. Neuman has no “direct or indirect material interest.”

The disclosure made on p. 25 was made voluntarily in an effort to enhance disclosure to provide what we believe is meaningful information to the reader.  In future filings, we will clarify that Mr. Neuman has less than a 10% ownership interest in the Firm.

Definitive Proxy Statement filed May 20, 2011

10.	Please confirm that in future filings you will include the proxy card when filing your proxy statement.

Response:
In future filings, we confirm that we will include the proxy card.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Per our responses provided above, we will incorporate the comments into future filings, however, we have not deemed it necessary to amend our previous filings. If you have any questions or comments in connection with any of the foregoing, please contact me at 636-916-2150.

Very truly yours,

/s/ Lawrence E. Dickinson

Lawrence E. Dickinson
Chief Financial Officer